March 26, 2019

Daniel Draper
Chief Executive Officer
Invesco CurrencyShares British Pound Sterling Trust
3500 Lacey Road
Suite 700
Downers Grove, IL 60515

       Re: Invesco CurrencyShares British Pound Sterling Trust
           Registration Statement on Form S-1
           Filed March 18, 2019
           File No. 333-230374

Dear Mr. Draper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Patrick Daugherty, Esq.